EXHIBIT 99.1
NewsRelease

TransCanada announces the final 2013 Annual Meeting
Board of Director election results

CALGARY, Alberta –– April 30, 2013 –– TransCanada Corporation (TSX and NYSE: TRP) today announced the final director election results from its 2013 annual and special meeting of shareholders held on April 26, 2013.  The following ten nominees were appointed as directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	348,220,437	99.63	1,306,858	0.37
Derek H. Burney	334,578,037	95.72	14,950,924	4.28
Paule Gauthier	334,512,519	95.70	15,020,572	4.30
Russell K. Girling	348,188,273	99.62	1,345,021	0.38
S. Barry Jackson	346,723,013	99.20	2,805,949	0.80
Paula Rosput Reynolds	345,954,918	98.98	3,578,172	1.02
Mary Pat Salomone	347,948,642	99.55	1,584,710	0.45
W. Thomas Stephens	334,468,150	95.69	15,060,812	4.31
D. Michael G. Stewart	348,644,121	99.75	884,841	0.25
Richard E. Waugh	347,889,485	99.53	1,643,605	0.47

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522